SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Communication Received from the Controlling Shareholder

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, on this date, it received from the State of Paraná, the Company’s controlling shareholder, Official Letter CEE/CC 3499/22, reproduced below:

“Mr President Director,

By greeting you cordially, I make reference to the material fact MF 07/2022, published on 12.21.2022, through which Companhia Paranaense de Energia – Copel (“Copel” or “Company”) informed that the Company will start the process selection and hiring of specialized advisors with the aim of assisting it in the studies to (i) enable the full renewal of the Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa Hydroelectric Plant Concessions for 30 years; and (ii) evaluate fundraising alternatives aiming at the payment of the respective granting bonuses, in order to optimize the Company's capital structure, including a possible public offering of primary distribution of shares and/or share deposit certificates (units) of its issuance, pursuant to CVM Resolution No. 160, of July 13, 2022.

Considering that State Law No. 21,272, of November 24, 2022, authorizes the State of Paraná to carry out a secondary public offering of common shares and/or units, I understand that the study and joint structuring of the secondary public offering of the State of Paraná with an eventual public offering of the Company's primary distribution will bring efficiency and optimization to operations.

Thus, it would be of great strategic interest, for greater speed and synergy, that the advisors working in the process, both in the primary and secondary offer, be unique, avoiding the adoption of different strategies and adding greater economy to the procedure.

In this case, with the sole hiring of advisors, Copel would be assured full reimbursement of the costs and expenses incurred in hiring the advisors and consultants mentioned above, in proportion to the potential economic benefit to be earned from the capital market operation.

Thus, based on art. 4, of State Law No. 21,272, of November 24, 2022, I ask Copel to act as responsible for hiring specialized consultants and technical advisors to assist the Control Council of State-Owned Companies (“CCEE”) in structuring, in the coordination, intermediation and carrying out of the public offer for the distribution of shares and/or share deposit certificates (units), provided for in art. 2 of said law, together with any primary offer made by the Company.

You are required to communicate the content of this official letter to the Company's internal governance offices and arrange for disclosure to the market in compliance with applicable legislation.

Yours sincerely,

Joao Carlos Ortega

Civil House Chief”

The Company informs that this request from its controlling shareholder will be dealt with within the scope of the process of selection and hiring of specialized advisors to assist in studies for the full renewal of concessions and eventual structuring and implementation of the public offering of primary distribution of shares and/or Units of its issuance, as informed in Material Fact 07/22, published on December 21, 2022.

The Company points out that this Material Fact essentially has the function of communicating the referred manifestation of the State of Paraná to its shareholders and to the market in general and should not be considered or interpreted as being an announcement of public offer of securities.

Curitiba, December 28, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 28, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.